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**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

10028071

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| SEC FILE NUMBER
8-33543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/09_____ AND ENDING _____12/31/09_____ .
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lighthouse Securities, LTD.

OFFICIAL USE ONLY

FIRM ID. NO. _____

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

241 Main Street
(No. and Street)

Hartford	CT	06106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley Sadlak   (860) 728-5594
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Saslow Lufkin & Buggy, LLP
(Name — // individual, state last, first, middle name)

10 Tower Lane	Avon	CT	06001
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC
Mail Processing
Section

FEB 2 6 2010

Washington, DC
121

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form arc not required to respond unless the form displays a currently valid OMB control number.**

Affirmation

I, Stanley T. Sadlak, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Lighthouse Securities, LTD. (the Company) for the years ended December 31, 2009 and 2008 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature   Date

Stanley T. Sadlak
President

_____
Notary Public

JENNIFER SILVA
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2012

Lighthouse Securities, LTD.
Independent Auditors' Report, Financial Statements and Supplemental Information
As of and for the Years Ended December 31, 2009 and 2008

Table of Contents

Saslow Lufkin & Buggy, LLP

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Auditors' Report

To the Board of Directors and Shareholder of
Lighthouse Securities, LTD.:

We have audited the accompanying statements of financial condition of Lighthouse Securities, LTD. (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lighthouse Securities, LTD. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

10 Tower Lane
Avon CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 25, 2010

Lighthouse Securities, LTD.
Statements of Financial Condition
December 31, 2009 and 2008

	2009		2008	
Assets				
Cash and cash equivalents	$	**11,859**	$	11,554
Total assets	$	**11,859**	$	11,554
Liabilities and Shareholder's Equity				
Liabilities:				
Accrued expenses	$	**3,900**	$	4,900
Accrued state income tax		**250**		250
Total liabilities		**4,150**		5,150
Shareholder's equity:				
Common stock, $1 par value, 5,000 shares authorized, 1,000 shares issued and outstanding		**1,000**		1,000
Paid-in capital		**133,970**		126,170
Accumulated deficit		**(127,261)**		(120,766)
Total shareholder's equity		**7,709**		6,404
Total liabilities and shareholder's equity	$	**11,859**	$	11,554

The accompanying notes are an integral part of these financial statements.

Lighthouse Securities, LTD.
Statements of Operations
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions and service fees	$ 41	$ 52
General and administrative expenses:		
Management fees	-	9,000
Professional fees	3,964	4,900
Registration fees	1,650	1,840
Insurance	514	514
Office supplies and expenses	166	276
Total general and administrative expenses	6,294	16,530
Loss from operations	(6,253)	(16,478)
Other income:		
Interest income	8	25
Total other income	8	25
Loss before income taxes	(6,245)	(16,453)
Provision for income taxes	250	250
Net loss	$ (6,495)	$ (16,703)

The accompanying notes are an integral part of these financial statements.

Lighthouse Securities, LTD.
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2009 and 2008

| | Common Stock | | Paid-in | Accumulated | Total Shareholder's |
	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2008	1,000	$ 1,000	$ 119,720	$ (104,063)	$ 16,657
Capital contribution	-	-	6,450	-	6,450
Net loss	-	-	-	(16,703)	(16,703)
Balance at December 31, 2008	1,000	1,000	126,170	(120,766)	6,404
Capital contribution	-	-	7,800	-	7,800
Net loss	-	-	-	(6,495)	(6,495)
Balance at December 31, 2009	1,000	$ 1,000	$ 133,970	$ (127,261)	$ 7,709

The accompanying notes are an integral part of these financial statements.

Lighthouse Securities, LTD.
Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net loss	$ (6,495)	$ (16,703)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Changes in assets and liabilities:		
Accrued expenses	(1,000)	200
Net cash used in operating activities	(7,495)	(16,503)
Cash flows from financing activities:		
Capital contribution from shareholder	7,800	6,450
Net cash provided by financing activities	7,800	6,450
Net increase (decrease) in cash and cash equivalents	305	(10,053)
Cash and cash equivalents at beginning of year	11,554	21,607
Cash and cash equivalents at end of year	$ 11,859	$ 11,554
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ 250	$ 250

The accompanying notes are an integral part of these financial statements.

Lighthouse Securities, LTD.
Notes to the Financial Statements
For the Years Ended December 31, 2009 and 2008

Note 1 - General

Organization - Lighthouse Securities, LTD. (the Company) is a registered broker-dealer located in Hartford, Connecticut. The Company was formed in 1985 and is wholly owned by Stanley T. Sadlak, the President of Lighthouse Securities, LTD., and the STS Group, Inc., which provides services to the Company.

Description of Business - The Company does not hold funds or securities for, or owe funds or securities to customers. The Company is involved in mutual fund sales and is subject to the reserve requirement provisions of Rule 15c3-3. However, to conform to the exemption provision under Rule 15c3-3, the Company has established a segregated cash account for the exclusive benefit of customers and is exempt from the calculation of a reserve requirement within Rule 15c3-3 under the exemptive provision Section (k)(2)(i) of the Securities and Exchange Act of 1934.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation. The Company is subject to federal and state security laws, as well as FINRA regulations.

Note 2 - Summary of Significant Accounting Policies

Basis of Reporting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), which require management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Accounting Standards Codification - In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 168, "*FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - A Replacement of FASB Statement No. 162*". This guidance establishes the FASB Accounting Standards Codification (ASC or the Codification) as the source of authoritative GAAP for nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal securities laws will remain authoritative GAAP for SEC registrants. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification will not change existing GAAP, the adoption of this guidance did not have an impact on the financial condition or results of operations of the Company.

Cash and Cash Equivalents - For financial statement purposes, the Company considers all short-term investments with an original maturity of three months or less from the date of purchase to be cash equivalents. For these short-term investments, the carrying value is an estimate of market value. The Federal Depository Insurance Corporation (FDIC) insures cash balances up to $250,000 per customer, per bank. In addition, FDIC coverage for balances in non-interest bearing transaction deposit accounts is unlimited if the bank elects to participate. Amounts in excess of the FDIC limits are uninsured.

Lighthouse Securities, LTD.
Notes to the Financial Statements
For the Years Ended December 31, 2009 and 2008

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes - FASB ASC 740, *"Income Taxes"* was adopted by the Company for fiscal year 2009 and establishes a threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. FASB ASC 740 is to be applied to all open tax years as of the date of effectiveness. The adoption of FASB ASC 740 did not have a material impact on the financial statements.

The Company's policy is to include interest and penalties related to unrecognized tax benefits as a component of its provision for income taxes. As of December 31, 2009, the Company did not record any penalties or interest associated with unrecognized tax benefits. All tax years from 2006, forward are open and subject to examination.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Note 3 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2009 and 2008, the Company had net capital of $7,709 and $6,404, respectively, with a minimum net capital requirement of $5,000 for both years. The ratio of aggregate indebtedness to net capital was .54 to 1 and .80 to 1 for December 31, 2009 and 2008, respectively.

Note 4 - Related Party Transactions

Stanley T. Sadlak is both president and owner of the Company and STS Group, Inc. STS Group, Inc. and its subsidiaries provide bookkeeping and management services to the Company. STS Group, Inc. also absorbs certain costs incurred by the Company in the normal course of business. Furthermore, Stanley T. Sadlak is paid a commission for sales of investment instruments to "house" clients. Management fees and bookkeeping services paid to related parties were $0 and $9,000 for the years ended December 31, 2009 and 2008, respectively. The management fee is for the use of STS Group, Inc.'s employees and facilities.

Lighthouse Securities, LTD.
Notes to the Financial Statements
For the Years Ended December 31, 2009 and 2008

Note 5 - Income Taxes

At December 31, 2009, the Company had $106,884 in federal loss carryforwards as well as $72,675 in Connecticut state loss carryforwards. The carryforwards begin to expire in 2010. These carryfowards may be used to reduce federal and Connecticut state income in future years. In addition, at December 31, 2009, the Company had a federal deferred tax asset of $16,781 for which a valuation allowance was created for the same amount. Furthermore, the Company had a state deferred tax asset of $5,450 for which a valuation allowance was created for the same amount. The valuation allowance increased $462 in 2009 and decreased $3,118 in 2008.

Note 6 - Concentrations of Credit Risk

During the course of its operations, the Company grants credit to certain institutions under commission arrangements. Credit granted to these institutions is unsecured and subject to losses. Management closely monitors the institutions to whom it grants credit and does not see this risk of loss as significant.

Note 7 - Subsequent Events

Subsequent events have been evaluated through February 25, 2010, the date through which procedures were performed to prepare the financial statements for issuance.

Lighthouse Securities, LTD.
Computation of Net Capital and Aggregate Indebtedness Pursuant
To Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009 and 2008

	2009	2008
Net Capital:		
Shareholder's equity	$ 7,709	$ 6,404
Total net capital	7,709	6,404
Less net capital requirement [greater of $277 and $343 in 2009 and 2008, respectively (6.67% of aggregate indebtedness) or $5,000]	5,000	5,000
Net capital in excess of requirements	$ 2,709	$ 1,404
Aggregate Indebtedness:		
Total liabilities	$ 4,150	$ 5,150
Aggregate indebtedness	$ 4,150	$ 5,150
Ratio of aggregate indebtedness to net capital	.54 to 1	.80 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2009 and 2008.

Saslow Lufkin & Buggy, LLP

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

10 Tower Lane
Avon CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

<u>Supplemental Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a
Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3</u>

To the Board of Directors and Shareholder of
Lighthouse Securities, LTD.:

In planning and performing our audit of the financial statements of Lighthouse Securities, LTD. (the Company) for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Shareholder, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 25, 2010

SLB

Saslow Lufkin & Buggy, LLP

Certified Public Accountants and Consultants

Lighthouse Securities, LTD.
(SEC File No. 8-33543)

Independent Auditors' Report, Financial Statements and Supplemental Information

As of and for the Years Ended December 31, 2009 and 2008



S B | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

Lighthouse Securities, LTD.
(SEC File No. 8-33543)

This report contains: (check all applicable boxes)

☑   (a)   Facing page.

☑   (b)   Statements of Financial Condition.

☑   (c)   Statements of Operations.

☑   (d)   Statements of Cash Flows.

☑   (e)   Statements of Changes in Shareholder's Equity.

☐   (f)   Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).

☑   (g)   Computation of Net Capital.

☑   (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see Note 1 - Description of Business).

☐   (i)   Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).

☑   (j)   A reconciliation, including appropriate explanation, of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (see Note 1 - Description of Business, and Note 3 - Net Capital).

☐   (k)   A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).

☑   (l)   An Oath or Affirmation.

☐   (m)   A copy of the SIPC Supplemental Report (not applicable).

☐   (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].

☑   (o)   Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).

☐   (p)   Schedule of segregation requirements and funds in segregation - customer's regulated commodity futures account pursuant to Rule 171-5 (not applicable).